UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2003

Commission File No. 1-4329

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (El Dorado)

COOPER TIRE & RUBBER COMPANY

(Exact name of registrant as specified in its charter)

DELAWARE	34-4297750
(State or other jurisdiction of	(I.R.S. employer
incorporation or organization)	identification no.)

Lima and Western Avenues, Findlay, Ohio 45840
(Address of principal executive offices)
(Zip code)

(419) 423-1321
(Registrant’s telephone number, including area code)

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (El Dorado)

ITEM 1. Not applicable.

ITEM 2. Not applicable.

ITEM 3. Not applicable.

ITEM 4. FINANCIAL STATEMENTS OF THE PLAN

The Financial Statements of the Cooper Tire & Rubber Company Pre-Tax Savings Plan (El Dorado) for the fiscal year ended December 31, 2003, together with the report of Ernst & Young LLP, independent auditors, are attached to this Annual Report on Form 11-K. The Financial Statements and the notes thereto are presented in lieu of the financial statements required by items 1, 2 and 3 of Form 11-K and were prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974.

EXHIBITS:

(23) Consent of Independent Auditors
(99) Certification Pursuant To 18 U.S.C. § 1350

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned, thereunto duly authorized.

COOPER TIRE & RUBBER COMPANY

/s/ Philip G. Weaver
PHILIP G. WEAVER
Vice President and Chief Financial Officer Plan Administrator

Date: June 28, 2004

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (El Dorado)

December 31, 2003 and 2002 and Year ended December 31, 2003
With Report of Independent Registered Public Accounting Firm

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (El Dorado)

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002 and
Year ended December 31, 2003

Contents

Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Assets Available for Benefits	2
Statement of Changes in Assets Available for Benefits	3
Notes to Financial Statements	4
Supplemental Schedule
Schedule H, line 4i—Schedule of Assets (Held at End of Year)	10
EX-23 CONSENT
EX-99 CERTIFICATION

Report of Independent Registered Public Accounting Firm

Pre-Tax Savings Plan Committee
Cooper Tire & Rubber Company
  Pre-Tax Savings Plan (El Dorado)

We have audited the accompanying statements of assets available for benefits of the Cooper Tire & Rubber Company Pre-Tax Savings Plan (El Dorado) as of December 31, 2003 and 2002, and the related statement of changes in assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

June 23, 2004

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (El Dorado)

Statements of Assets Available for Benefits

	December 31
	2003	2002
Assets
Investments, at market or contract value:
Interest in investment trust	$1,291,926	$961,925
Mutual funds	376,246	318,753

	1,668,172	1,280,678
Cash, non-interest bearing	8,078	8,153
Receivables:
Employer contributions	43,428	74,427
Interest receivable	5	7

Assets available for benefits	$1,719,683	$1,363,265

See accompanying notes.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (El Dorado)

Statement of Changes in Assets Available for Benefits

Year ended December 31, 2003

Additions
Investment income (Notes 3 and 4):
Interest and dividends	$41,930
Net appreciation in fair value of investments	332,123

374,053
Contributions:
Participant	197,568
Employer	43,428

240,996

Total additions	615,049

Deductions
Participant withdrawals	258,269
Administrative fees	360
Other	2

Total deductions	258,631

Net increase	356,418
Assets available for benefits:
Beginning of year	1,363,265

End of year	$1,719,683

See accompanying notes.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (El Dorado)

Notes to Financial Statements

December 31, 2003

1. Description of Plan

The following description of Cooper Tire & Rubber Company Pre-Tax Savings Plan (El Dorado) (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan, as amended and restated effective January 1, 2001, is a defined contribution plan covering all hourly employees who have completed 30 days of continuous credited service and are covered by the collective bargaining agreement between the United Steelworkers of America Local #769 and Cooper Tire & Rubber Company (the Company and Plan Administrator). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to 15% of their pretax compensation. Participants may direct their contributions to any of the Plan’s investment fund options.

The Company contributions are made annually as provided in the Plan document and at the discretion of the Company’s Board of Directors. All Company contributions are invested in Cooper Tire & Rubber Company common stock until they become vested, after which they are invested as directed by the participant.

Participant Accounts

Individual accounts are maintained for each participant in the Plan. Each participant’s account is credited with the participant’s contributions, allocation of the Company’s contributions, and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (El Dorado)

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Forfeitures

At December 31, 2003 forfeited nonvested accounts totaled $9,222. These accounts will be used to reduce future employer contributions. In 2003, The Company used $6,500 of forfeited nonvested accounts to reduce employer contributions.

Vesting

The participants are immediately vested in their contributions plus actual earnings thereon. After five years, the participants are 100% vested in the Company’s contributions plus actual earnings thereon.

Participant Withdrawals

In the event of retirement, death, termination, permanent disability or other separation from service, participants are entitled to receive an amount equal to the value of the vested interest in their accounts. Payment of benefits may be taken in a lump sum distribution or in two lump sum installments.

In the event of hardship, as defined, participants may make a partial or full distribution of their accounts, subject to certain tax withholdings.

Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right under the Plan, to discontinue its contribution at any time and terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. Participant withdrawals are recorded upon distribution.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (El Dorado)

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

Investment Valuation and Income Recognition

Except for the investment contracts held in the Investment Trust, the Plan’s investments are stated at fair value, which equals the quoted market price on the last business day of the plan year. The shares of mutual funds are valued at quoted market prices, which represent the net asset values held by the Plan at year-end.

Investment contracts are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. There are no reserves against contract values for credit risk of contract issues or otherwise. The average yield was approximately 4.2% in 2003. The crediting interest rate for these investment contracts is reset monthly by the issuer but cannot be less than zero and ranged from 1.4% to 6.6% at December 31, 2003.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

The Company pays the administrative expenses of the Plan, unless the expenses related to specific investment directions of the participant.

Use of Estimates

The preparation of financial statements in conformity with the U.S. generally accepted accounting principles require management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (El Dorado)

Notes to Financial Statements (continued)

3. Investments

During 2003, the Plan’s investments (including investments purchased, sold as well as held during the year) appreciated in fair value, as determined by quoted market prices, as follows:

Net Realized
and
Unrealized
Appreciation
in Fair Value
of Investments
Investment in Investment Trust	$265,368
Mutual funds	66,755

$332,123

Investments that represent 5% or more of the fair value of the Plan’s assets available for benefits are as follows:

	December 31
	2003	2002
American Washington Mutual Investors Fund	$184,193	$153,400
Investment Company of America Fund	106,985	95,447

4. Investment Trust

Certain investments of the Plan are held in an Investment Trust, which also combines similar investments of the other defined contribution plans sponsored by the Company. Each participating retirement plan has an undivided interest in the Investment Trust. The Plan’s interest in the Investment Trust was determined by the Plan’s relative asset value to the Investment Trust’s total asset value at the end of the year. Investment income is allocated to the Plan based on its pro-rata share in the net assets of the Investment Trust.

At December 31, 2003 and 2002, the Plan’s interest in the net assets of the Investment Trust was approximately 0.4% and 0.4% respectively.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (El Dorado)

Notes to Financial Statements (continued)

4. Investment Trust (continued)

The following presents the fair value of the investments in the Investment Trust:

	December 31
	2003	2002
Investments, at fair value:
Cooper Tire & Rubber Company common stock*	$175,065,255	$124,386,354
Investment contracts	126,712,953	119,169,527
Money market mutual fund	3,475,630	4,013,166

Total assets	$305,253,838	$247,569,047

*Includes nonparticipant-directed shares

The fair value of the investment contracts was $133,975,826 and $122,235,019 at December 31, 2003 and 2002, respectively.

Investment income for the Investment Trust for the year ended December 31, 2003 is as follows:

Interest and dividends	$9,335,190
Net appreciation of fair value of investments as determined by quoted market price:
Common stock	52,267,178
Money market mutual fund	-

$61,602,368

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (El Dorado)

Notes to Financial Statements (continued)

5. Nonparticipant-Directed Investment

Cooper Tire & Rubber Company common stock held in the Investment Trust is a nonparticipant-directed investment. Information about the significant components of changes in net assets related to the nonparticipant-directed investment for the year ended December 31, 2003 is as follows:

Contributions	$18,728,754
Dividends	3,615,880
Net appreciation in fair value of investment	52,267,178
Participant withdrawals	(1,672,463)
Transfers out to other investment options	(22,260,448)

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 2, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

7. Related Party Transactions

Certain Plan investments are shares of mutual funds managed by the trustee, National City Bank, and, therefore, these transactions qualify as party-in-interest transactions. There have been no known prohibited transactions with a party-in-interest.

8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that the changes in the values of investment securities will occur in a near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (El Dorado)

EIN: 34-4297750       Plan Number: 013

Schedule H, line 4i—Schedule of Assets (Held at End of Year)

December 31, 2003

	Description of Investment,
Identity of Issue,	Including Maturity Date,
Borrower, Lessor or	Rate of Interest, Collateral,	Current
Similar Party	Par or Maturity Value	Value
National City Bank:
Mutual Funds:
American Funds	6,399.72 shares, American Washington Mutual Investors Fund	$184,193
	3,709.61 shares, Investment Company of America Fund	106,985
MFS Family of Funds	2,292.15 shares, Massachusetts Investors Growth Stock Funds	25,947
Invesco Funds	1,153.91 shares, Aim Stock Funds	17,008
Janus Funds	390.73 shares, Worldwide Fund	15,449
*Armada	975.11 shares, Equity Index Fund #42	9,332
Aim Funds Group	318.76 shares, Balanced Fund Class A Shares	7,627
Money Market Fund:
*Armada	9,704.98 shares, Government Money Market Fund #509	9,705

		$376,246

*Indicates party-in-interest to the Plan.